ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

December 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Cara Wirth

Re:	ALE Group Holding Ltd Amendment No. 4 to Registration Statement on Form F-1 Filed December 11, 2020 File No. 333-239225

Dear Ms. Wirth:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 17, 2020 regarding our Amendment No. 4 to Registration Statement on Form F-1 filed on December 11, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1.

Amendment No. 4 to Registration Statement on Form F-1 filed December 11, 2020

General

1. Please update the beneficial ownership table in accordance with Item 6.E of Form 20-F and the share capital information in accordance with Item 10.A of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has amended F-1 to include the requested information.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC